Exhibit 99.3

NEWS RELEASE
May 26, 2004 Annual Meeting

Paris — May 26, 2004 — At the Annual Meeting held on May 26, 2004, under the Chairmanship of CEO Thierry Desmarest, Elf Aquitaine shareholders approved all the proposed resolutions.

During the Meeting, the 2003 accounts were approved, as was the payment of a cash dividend of 4.70 euros per share, an increase of 15% from last year. The ex-dividend date for the shares will be June 7, 2004 and payment will occur from that date.

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Press Contacts:
Isabelle Cabrol	33 (1) 47 44 64 24
Philippe Gateau	33 (1) 47 44 47 05